UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549


                                 SCHEDULE 13D/A
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934


                            RANGEFORD RESOURCES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   75281D 20 2
                                 (CUSIP Number)

                                 FILING JOINTLY:

                                RF VENTURES, INC.
                                       and
                                  M.A. LITTMAN
                                7609 Ralston Road
                                Arvada, CO 80002
       -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 20, 2012
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[    ]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

CUSIP No. 75281D 20 2

This Amendment No. 2 is filed to amend the Schedule 13D filed with the SEC on July 20, 2012, to update the disclosures in the Cover Page and Item Nos. 2 and 5, to reflect the change in managers of RF Colorado Ventures, LLC. There has not been a decrease or increase in the ownership discussed here in.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


         RF VENTURES, INC.     --   Former Manager of RF Colorado Ventures, LLC

         M.A. Littman                     --   President of RF Ventures, Inc.

2.   Check the Appropriate Box if a Member of a Group

                             (a)                                    [   ]
                             (b)                                    [ X ]

3.   SEC Use 0nly

4.   Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization:

                       RF Ventures, Inc.                 State of Colorado
                                                         -----------------
                       M.A. Littman                    United States of America
                                                       ------------------------

Number of              7.       Sole Voting Power (1)               0 shares
Shares
Beneficially by        8.       Shared Voting Power(1)              0 shares
Owned by Each
Reporting              9.       Sole Dispositive Power (1)          0 shares
Person With
Power                  10.    Shared Dispositive Power(2)           0 shares
                                                                      ------

(1) RF Colorado Ventures, LLC is the record owner of the 9,900,000 shares of Rangeford Resources, Inc. on December 20, 2012 RF Ventures, Inc. was removed as the manager of RF Colorado Ventures, LLC.

    11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  RF Ventures, Inc.                            0 shares

    12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             [   ]

    13.      Percent of Class Represented by Amount in Row (11)  0.0%

    14.      Type of Reporting Person
                 RF Ventures, Inc.           OO
                                             --
                 M.A. Littman                IN
                                             --

ITEM 1.   SECURITY AND ISSUES.

This statement on Schedule 13D relates to shares of $0.001 par value Common Stock of Rangeford Resources, Inc., a Nevada Corporation. The address of its principal office is.

ITEM 2.   IDENTITY AND BACKGROUND.

RF VENTURES, INC. the Former Managing Member of RF Colorado Ventures, LLC

(a) This statement on Schedule 13D is being filed on behalf of RF Ventures, Inc.

(b)  RF Ventures, Inc.'s address is 7609 Ralston Road, Arvada, CO 80002.

(c)  RF  Ventures,   Inc.  was  organized  in  order  to  identify  and  develop opportunities in the energy industry.

(d) RF Ventures, Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) RF Ventures, Inc. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)  State of Organization: Colorado

M.A. Littman, President and Director of RF Ventures, Inc.

(a)  This statement on Schedule 13D is being filed on behalf of M.A. Littman.

(b)  Mr. Littman's address is 7609 Ralston Road, Arvada, CO 80002.

(c) Mr. Littman is a corporate and securities attorney. He has served as the President of RF Ventures, Inc. since March 2012.

(d) Mr. Littman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) Mr. Littman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship: United States of America


ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION.

In April 2012, RF Colorado Ventures, LLC commenced a private offering of its equity interests, such funds were raised by RF Colorado Ventures, LLC in order to purchase the 9,900,000 shares of Rangeford Resources, Inc. for $300,000.

ITEM 4.   PURPOSE OF THE TRANSACTION.

RF Colorado Ventures, LLC is the direct holder of the shares of the Company and as such has the ability to vote the shares. RF Colorado Ventures, LLC intends to and may influence the following corporate activities:

(a) The acquisition by any person of additional securities of Rangeford Resources, Inc.

(b) An extraordinary corporate transaction, such as a merger, reorganization or acquisition, involving Rangeford Resources, Inc.;

(c) No sale or transfer of a material amount of assets of Rangeford Resources, Inc. or any of its subsidiaries is contemplated as Rangeford has no assets, other than a small amount of cash;

(d) A change in the present board of directors or management of Rangeford Resources, Inc.(new board members have been appointed), including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

(e) A material change in the present capitalization of Rangeford Resources, Inc. including sales of equity;

(f) Any other material change in Rangeford Resources, Inc.'s business or corporate structure;

(g) Changes in Rangeford Resources, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Rangeford Resources, Inc. by any person;

(h)  Not Applicable;

(i)  Not Applicable; or

(j)  Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The percentage of outstanding shares of Rangeford Resources, Inc.'s common stock reported below is based on the statement that there are 10,081,700 shares of Rangeford Resources, Inc.'s common stock issued and outstanding.

     (a) RF Ventures, Inc. no longer has a beneficial ownership by virtue of management of the shares of Rangeford Resources, Inc. held by RF Colorado Ventures, LLC since on December 20, 2012, RF Ventures, Inc. was removed as the Manager of RF Colorado Ventures, LLC, effective December 1, 2012 and therefor no longer has any beneficial ownership of the shares.

     (b) For information regarding the number of shares of Rangeford Resources, Inc.'s common stock to which RF Venture, Inc., of which Mr. Littman is the President, is the former manager of RF Colorado Ventures, LLC, holds or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than the purchases as set forth herein, there have been no other transactions in shares of Rangeford Resources, Inc.'s common stock effected by RF Ventures, Inc. or Mr. Littman, during the past 60 days.

     (d)  Not Applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On December 20, 2012, RF Ventures, Inc. was removed as the managing member of RF Colorado, LLC., effective December 1, 2012.

On August 22, 2012, RF Colorado Ventures, Inc. entered into a Subscription Agreement to purchase a 4.5% equity interest in RF Colorado Ventures, LLC. As a part of the Subscription Agreement, RF Ventures, Inc. signed a secured corporate promissory note for $22,500 as payment on the equity interest. The secured corporate promissory note accrues interest at 6% per annum and is secured with a Security and Pledge Agreement that provides for the 4.5% equity interest to secure the promissory note.

RF Ventures, Inc. has no other contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Rangeford Resources, Inc., other than as described in this statement on Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     10.1 Statement of RF Ventures, Inc., and M.A. Littman as to the joint filing of Schedule 13D, dated December 31, 2012.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      December 31, 2012
                                                  RF VENTURES, INC.



                                           /s/ M.A. Littman
                                          --------------------------------------
                                               M.A. Littman, President

                                               M.A. LITTMAN



                                           /s/ M.A. Littman
                                          --------------------------------------
                                               M.A. Littman, Individually